                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                         Commission File No. 0-18753

                        Advanced Logic Research, Inc.
            (Exact name of registrant as specified in its charter)



                                 Mr. Gene Lu
                    President and Chief Executive Officer
                        Advanced Logic Research, Inc.
                              9401 Jeronimo Road
                               Irvine, CA 92718
                                (714) 581-6770

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                   Common Stock, par value $0.01 per share
           (Title of each class of securities covered by this Form)

                                     None
          (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    / /

        Approximate number of holders of record as of the certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Advanced Logic Research, Inc. caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: July 25, 1997               By: /s/ Ronald J. Sipkovich
                                       ---------------------------------------
                                       Ronald J. Sipkovich
                                       Vice President, Chief Financial Officer
                                       and Secretary







                                      2